Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV
17 February 2011
REED ELSEVIER 2010 RESULTS

Improved trading performance and good business progress
➢	Revenue growth of 2% underlying against 6% decline in 2009

➢	Adjusted operating margin 0.2% pts lower at 25.7%

➢	Good progress on business unit specific priorities
–	New content and information solutions launched

–	Increased product development and sales & marketing

–	Focus on cost efficiency and process innovation

–	Portfolio actions taken
➢	Strong cash generation
Prospects encouraging; recovery will be gradual
REED ELSEVIER

	£			€			Change at	Underlying
	2010	2009		2010	2009		constant	growth
	£m	£m	Change	€m	€m	Change	currencies	rates

Revenue	6,055	6,071	0%	7,084	6,800	+4%	-1%	+2%
Adjusted operating profit	1,555	1,570	-1%	1,819	1,758	+3%	-2%	-1%
Adjusted operating margin	25.7%	25.9%		25.7%	25.9%
Adjusted pre-tax profit	1,279	1,279	0%	1,496	1,432	+4%	-1%
Adjusted operating cash flow	1,519	1,558	-3%	1,777	1,745	+2%	-3%
Adjusted net profit	983	982	0%	1,150	1,099	+5%	-1%
Reported net profit	642	391	+64%	751	438	+71%	+61%

Net borrowings	3,455	3,931		4,043	4,402

PARENT COMPANIES

									Change at
	Reed Elsevier PLC					Reed Elsevier NV			constant
	2010		2009		Change	2010	2009	Change	currencies

Adjusted earnings per share	43.4	p	45.9	p	-5%	€0.78	€0.79	-1%	-6%
Reported earnings per share	27.3	p	17.2	p	+58%	€0.51	€0.32	+62%
Ordinary dividend per share	20.4	p	20.4	p	0%	€0.412	€0.400	+3%

Adjusted figures are supplemental performance measures used by management. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 30 and note 2 to the respective parent company financial information on pages 35 and 40.
Commenting on the results, Anthony Habgood, Chairman of Reed Elsevier, said:
“Considerable progress has been made during the year resulting in improvements in trading performance with underlying sales returning to positive organic growth. Reported profits are also strongly ahead with the bulk of our major restructuring programmes now behind us. Management has put in place business unit teams to sharpen the focus on value creation and operational execution. I am confident that the good progress which is being made on individual business priorities will deliver further improvements.”

Reed Elsevier 2010 Results  2
Reed Elsevier’s Chief Executive Officer, Erik Engstrom, commented:
“The year has seen improved trading performance, with 2% organic revenue growth against a 6% decline last year. Increased spend on product development and sales & marketing was largely offset by cost efficiency gains.
During 2010, we also made good progress against the key priorities we outlined for each of the businesses at the start of the year. In Elsevier, subscription renewals for 2010 were completed in line with our expectations and the renewals process for 2011 is well progressed. We continued to develop new content and innovative tools, including the launch of SciVerse, an integrated platform for researchers. LexisNexis Risk Solutions captured the benefit of increased market activity and growing demand for data and analytics. LexisNexis Legal & Professional added new features and content sets, including the initial launch of Lexis Advance for Solos, the first of a series of tools for specific legal segments. Effective from January 2011, we reorganised LexisNexis Risk Solutions and Legal & Professional to operate as separate businesses, reporting directly to me, to sharpen the management focus on their respective markets. Reed Exhibitions significantly stepped up its launch programme with 35 new shows, particularly targeting high growth sectors and emerging markets, and continued to invest in technology and innovation. Within Reed Business Information, we reshaped the portfolio, significantly reduced costs, and invested behind the successful data services business, including in early January this year the acquisition of a majority share in the leading petrochemical and energy information service CBI China.
Going forward we will continue to focus on creating value for our customers, in each business unit and across Reed Elsevier. As we go into 2011, most of our markets are stable or improving and we are building on the actions taken in 2010 to strengthen the business further. Overall, we expect a gradual recovery and a continued improvement in performance.”
➢	Elsevier (46% of adjusted operating profits)
•	Revenue growth +2%, adjusted operating profit +4%, at constant currency

•	Subscription renewals for 2010 as expected; good growth in demand for electronic solutions

•	Academic and government budgets remain constrained in many markets; geographic and customer variations

•	Good progress on launching new content sets and innovative tools
➢	LexisNexis (38% of adjusted operating profits)
•	Revenue growth +1%, adjusted operating profit -12%, at constant currency

•	Good growth in Risk; strong insurance performance and return to growth in more cyclical markets

•	Legal markets stabilising; new sales higher; renewals reflect low levels of legal activity and employment

•	Initial introductions of legal segment specific solutions and content sets; increased spending on new product development and sales & marketing
➢	Reed Exhibitions (10% of adjusted operating profits)
•	Revenue growth +9%, adjusted operating profit +4%, at constant currency

•	Positive impact from biennial show cycling (+11% on revenues)

•	Annual shows returned to revenue growth in second half; forward bookings encouraging

•	New launches stepped up significantly

Reed Elsevier 2010 Results  3
➢	Reed Business Information (6% of adjusted operating profits)
•	Revenue -20% (-2% underlying), adjusted operating profit flat (+4% underlying), at constant currency

•	Good growth in data services and online marketing solutions

•	Sale and closure of non-core assets; cost base restructured
➢	Strong cash generation and improved financial position
•	Conversion of adjusted operating profit into cash at 98%

•	Free cash flow of £1,023m (after restructuring spend) before dividends

•	Net debt at 31 December 2010 £3.5bn ($5.4bn; €4.0bn)

•	Net debt/adjusted ebitda: 1.9x (2.5x pensions and lease adjusted)
Parent company earnings per share and dividends
➢	Adjusted earnings per share -5% to 43.4p for Reed Elsevier PLC and -1% to €0.78 for Reed Elsevier NV; -6% at constant currencies. (Equity placing in July 2009 had 4% dilutive effect on adjusted earnings per share.)

➢	Reported earnings per share +58% to 27.3p for Reed Elsevier PLC and +62% to €0.51 for Reed Elsevier NV; principally reflects no intangible asset and goodwill impairment and lower exceptional restructuring charges (in 2010, exceptional restructuring charges in Reed Business Information only).

➢	Reed Elsevier PLC final dividend flat at 15.0p; equalised Reed Elsevier NV dividend +3% to €0.303. Total dividends for 2010 unchanged at 20.4p for Reed Elsevier PLC and +3% to €0.412 for Reed Elsevier NV. (Difference in growth rates in the equalised dividends reflects changes in the euro:sterling exchange rate since prior year dividend announcement dates.)
Outlook
As we go into 2011, most of our markets are stable or improving and we are building on the actions taken in 2010 to strengthen the business further. Overall, we expect a gradual recovery and a continued improvement in performance.
➢	Elsevier: Going into 2011, the budget environment remains constrained in many markets but with variations by geography and customer. The customer by customer subscription renewal process for 2011 is well progressed. Good demand growth for electronic tools is continuing. Another year of modest growth is expected.

➢	LexisNexis Risk Solutions: Good growth is expected to continue in insurance with high transactional activity and increasing sales of data and analytics. A strong pipeline of product initiatives continues across the Risk Solutions businesses.

➢	LexisNexis Legal & Professional: While law firms, corporations and governments remain cautious in their spending, new sales are higher and the environment is more stable. Revenue recovery is expected to be gradual, with the adjusted operating margin broadly flat in 2011.

Reed Elsevier 2010 Results  4
➢	Reed Exhibitions: The outlook is encouraging, with momentum building in annual shows and significant launch activity continuing. 2011 will see the net cycling out of biennial shows, particularly impacting the first half.

➢	Reed Business Information: Data services and online marketing solutions are seeing continued good growth. Portfolio changes and improving markets are also expected to benefit 2011.

ENQUIRIES:	Sybella Stanley (Investors)	Patrick Kerr (Media)
	+44 (0)20 7166 5630	+44 (0)20 7166 5646

FORWARD LOOKING STATEMENTS
This results statement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the availability of third party content and data; terrorism, acts of war and pandemics; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.

Reed Elsevier 2010 Results  5
Operating and financial review
OPERATING REVIEW

	£			€			%	%
							Change at	Underlying
	2010	2009	Change	2010	2009	Change	constant	growth
	£m	£m	%	€m	€m	%	currencies	rates

Revenue
Elsevier	2,026	1,985	+2%	2,370	2,223	+7%	+2%	+2%
LexisNexis	2,618	2,557	+2%	3,063	2,864	+7%	+1%	+1%
Reed Exhibitions	693	638	+9%	811	715	+13%	+9%	+8%
Reed Business Information	718	891	-19%	840	998	-16%	-20%	-2%

Total	6,055	6,071	0%	7,084	6,800	+4%	-1%	+2%

Adjusted operating profit
Elsevier	724	693	+4%	847	776	+9%	+4%	+4%
LexisNexis	592	665	-11%	693	745	-7%	-12%	-12%
Reed Exhibitions	158	152	+4%	185	170	+9%	+4%	+4%
Reed Business Information	89	89	0%	104	99	+5%	0%	+4%
Unallocated items	(8)	(29)		(10)	(32)

Total	1,555	1,570	-1%	1,819	1,758	+3%	-2%	-1%

Adjusted figures are supplemental measures used by management. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 30. The reported operating profit figures are set out in note 2 on page 27.
Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, and fully exclude acquisitions and disposals made both in the year and the prior year. Constant currency growth rates are based on 2009 full year average and hedge exchange rates.
Elsevier

	£				€				%	%
									Change at	Underlying
	2010	2009	Change		2010	2009	Change		constant	growth
	£m	£m	%		€m	€m	%		currencies	rates

Revenue
Science & Technology	1,015	985	+3%		1,187	1,103	+8%		+3%	+3%
Health Sciences	1,011	1,000	+1%		1,183	1,120	+6%		0%	+1%

	2,026	1,985	+2%		2,370	2,223	+7%		+2%	+2%

Adjusted operating profit	724	693	+4%		847	776	+9%		+4%	+4%
Adjusted operating margin	35.7%	34.9%	+0.8	pts	35.7%	34.9%	+0.8	pts

Elsevier saw modest growth reflecting a constrained customer budget environment.
Revenues and adjusted operating profits increased by 2% and 4% respectively at constant currencies, with the improvement in adjusted operating margin reflecting increased cost efficiency.
Science & Technology saw 3% revenue growth at constant currencies. ScienceDirect and other journal subscription revenues developed much as expected in a difficult academic budget environment. Content quantity, quality and usage continued to grow, reflecting the growth in research activity worldwide. The Scopus abstract and indexing database performed particularly well with a significant increase in subscriptions. New content sets and product features were added and Scopus saw much higher usage with a 30% increase in customer searches. Other specialist databases also grew well as the development of new features and content continued. In reference and education, in a smaller frontlist publishing year, electronic sales grew well and print revenue decline stabilised.

Reed Elsevier 2010 Results  6
Operating and financial review
In Health Sciences, revenues were flat at constant currencies, or up 1% underlying before taking account of small acquisitions and disposals. Modest growth was seen in medical research journal subscriptions revenues, reflecting the same academic budget pressures seen in Science & Technology. Subscriptions to integrated online solutions and other electronic product sales grew well in nursing and health professional education, clinical reference and in the majority of clinical decision support. Growth was tempered, however, by constrained budgets, pending US healthcare reform and moderating enrolment, as career schools adjust to expected legislation affecting student funding. Pharma promotion and other advertising revenues were lower, with continuing weakness in Europe. Emerging markets grew well due to the continued expansion of local publishing to meet the increasing demand for medical education and clinical reference products.
Underlying cost growth was 1%, with increased spend on new product development, sales and marketing offset by additional cost savings in offshore production, procurement and the streamlining of operations and support services. The reported operating margin, after amortisation of acquired intangible assets, was 31.9%, up 3.5 percentage points reflecting in particular that there were no exceptional restructuring costs in 2010.
Elsevier has continued to develop innovative new content and tools, with the initial launch in 2010 of SciVerse, an integrated search platform for accessing ScienceDirect, Scopus and scientific web content. Also launched in beta version is the SciVerse Application Marketplace which facilitates collaboration across the scientific community in the development of customised search and discovery applications. Further institutional planning and performance tools are also being developed to help academic and government institutions evaluate their research performance and determine research strategies. In Health Sciences, the focus of development is in clinical decision support point-of-care solutions, clinical practice guidelines and predictive analytics to address the demand to make healthcare more efficient and to improve medical outcomes.
Going into 2011, the budget environment remains constrained in many markets but with large variations by geography and customer. The customer by customer renewal process for 2011 is well progressed. Good demand growth for electronic tools is continuing. Another year of modest revenue growth for Elsevier is expected.
LexisNexis

	£				€				%	%
									Change at	Underlying
	2010	2009	Change		2010	2009	Change		constant	growth
	£m	£m	%		€m	€m	%		currencies	rates

Revenue
Risk Solutions	927	865	+7%		1,085	969	+12%		+6%	+6%
Legal & Professional	1,691	1,692	0%		1,978	1,895	+4%		-2%	-2%

	2,618	2,557	+2%		3,063	2,864	+7%		+1%	+1%

Adjusted operating profit	592	665	-11%		693	745	-7%		-12%	-12%
Adjusted operating margin	22.6%	26.0%	-3.4	pts	22.6%	26.0%	-3.4	pts

LexisNexis returned to overall revenue growth, with strong growth in the risk business. Subscription revenues in the legal business continued to reflect the lower levels of law firm activity and employment. Adjusted operating margin was lower due to the weaker revenues and increased spending in the legal business on new product development, related infrastructure and sales & marketing.
LexisNexis revenues increased by 1% and adjusted operating profits declined 12% at constant currencies, both before and after small acquisitions and disposals.

Reed Elsevier 2010 Results  7
Operating and financial review
The adjusted operating margin declined 3.4 percentage points due to the revenue decline in the legal businesses combined with significant increases in spend on new legal product development, related infrastructure, sales & marketing, and restructuring costs. This was in part mitigated by continuing cost actions, including further outsourcing of production and engineering activities, supply chain management and operational streamlining in the legal businesses and the further integration within risk solutions. Underlying cost growth was 6%. The reported operating margin, after amortisation of acquired intangible assets and acquisition integration costs, was 12.4%, down 0.8 percentage points from the prior year which included exceptional restructuring costs. There were no exceptional restructuring costs in 2010 other than in respect of acquisition integration.
Effective from January 2011, the LexisNexis business has been split into two separate businesses: Risk Solutions and Legal & Professional. The division of 2010 adjusted operating profit between the two businesses is provided in the table below on a pro forma basis for information only.

	£	€	%
	2010	2010
	£m	€m	Margin

Adjusted operating profit
Risk Solutions	354	414	38.2%
Legal & Professional	238	279	14.1%

Total	592	693	22.6%

The adjusted operating margin of LexisNexis in 2010 was 22.6%, with Risk Solutions at 38.2% and Legal & Professional at 14.1% (on a pro forma basis). The overall LexisNexis margin has declined over the last two years from 26.4% in 2008.
In LexisNexis Risk Solutions, the ChoicePoint business represents the majority of the revenue. When it was acquired in 2008 it had a pro forma adjusted operating margin of 24% and the existing LexisNexis risk business had an estimated operating margin in the mid to high 30s%. Since then, the combined Risk Solutions margins have benefited from cost efficiencies derived from the leveraging of resources across Risk Solutions, LexisNexis and Reed Elsevier in product technology, operations and other shared services to reach the 2010 pro forma 38%. Management focus on cost efficiencies will continue.
In LexisNexis Legal & Professional, the 2008 pro forma adjusted operating margin is estimated to have been in the low 20s%. The decline in adjusted operating margin to the 2010 level of 14.1% (pro forma) has been driven by two main factors: first, a decline in revenues of approximately 3.5% per annum (5% decline in 2009 and 2% decline in 2010); and secondly, growth in costs in the business of approximately 2% per annum as restructuring savings and other cost efficiencies have been offset by increased spend on product development and sales & marketing. Going forward, the adjusted operating margin is expected to remain broadly flat in 2011. In the medium term, margin is expected to recover gradually.

Reed Elsevier 2010 Results  8
Operating and financial review
LexisNexis Risk Solutions

	£			€			%	%
							Change at	Underlying
	2010	2009	Change	2010	2009	Change	constant	growth
	£m	£m	%	€m	€m	%	currencies	rates

Revenue	927	865	+7%	1,085	969	+12%	+6%	+6%

LexisNexis Risk Solutions grew revenues 6% at constant currencies, with the insurance segment continuing to grow strongly and the more cyclical markets, most notably employment screening, returning to growth.
The insurance solutions business saw revenue growth of 8% driven by high transactional activity in the auto and property insurance markets and increasing sales of data and analytics products. The transactional activity growth reflects increasing levels of insurance quoting as consumers seek better policy terms stimulated by sustained promotion by insurance companies and the growth of internet quoting and policy binding. A continuous pipeline of new data and analytics products also drives growth, ranging from helping insurers better assess underwriting risk to reducing cost and improving the effectiveness of the insurers’ workflow, from initial potential customer contact to policy renewal. Recently introduced products include Data Pre-Fill, which provides accurate information directly into the insurance workflow on customers, potential customers and their auto ownership, and Insurance Exchange, which is directed at improving the efficiency and transparency of communications between insurance agents, brokers and carriers through the sharing of customer application data.
The more cyclical businesses returned to growth as the US economy recovered. The employment screening business grew 12%, compared to a decline of 22% in the prior year, as major retailers and other employers increased hiring activity. Business services saw good growth in the financial services segment with increasing demand for anti-money laundering and fraud prevention products. Demand growth in government markets for identity verification and authentication information and analytics was however held back somewhat by longer sales cycles reflecting the uncertainty over government budgets.
Good growth is expected to continue in insurance with high transactional activity and increasing sales of data and analytics. A strong pipeline of product initiatives continues across the Risk Solutions businesses.
LexisNexis Legal & Professional

	£			€			%	%
							Change at	Underlying
	2010	2009	Change	2010	2009	Change	constant	growth
	£m	£m	%	€m	€m	%	currencies	rates

Revenue
US	1,121	1,126	0%	1,311	1,261	+4%	-2%	-1%
International	570	566	+1%	667	634	+5%	-2%	-2%

Total	1,691	1,692	0%	1,978	1,895	+4%	-2%	-2%

The LexisNexis Legal & Professional business saw a small revenue decline of 2% at constant currencies reflecting the impact on renewals and print product of the low levels of law firm activity and employment. Corporate, government and academic markets were lower.
US revenues declined 2% at constant currencies, or 1% underlying before the net effect of small disposals and acquisitions. This compares to a decline of 6% in the prior year. The decline was largely driven by the continued contraction in corporate, government and academic markets which saw revenues 5% lower in a challenging budgetary environment for customers, impacting in particular sales of the news & business information databases to corporate customers, which were down 13%. US law firm revenues were up 2%; these would however have

Reed Elsevier 2010 Results  9
Operating and financial review
been down 2% ignoring the effect of last year’s revenue recognition change in Martindale Hubbell. Law firm subscription, print and transactional revenues remained under pressure as contract renewals reflected the lower levels of law firm activity and lawyer employment than was the case when they were last agreed, typically two to three years ago.
Aside from this late cycle impact on renewals, which by the end of 2011 will be fully reflected in the base, legal markets in the US stabilised and good growth was seen in new sales. Good growth continued in litigation solutions, practice management and other services for law firms. In December 2010, LexisNexis acquired StateNet, the leading publisher of information on the progress of prospective legislation through the US legislative process.
Outside the US, International revenues declined 2% at constant currencies. Online legal solutions saw revenues up 6% with strong demand for technology enabled content and new workflow tools. Market penetration of these services continues to increase across all geographies. Print sales declined, particularly in the UK as law firms cut back on spending and place increasing reliance on online services. Electronic revenues now account for more than 50% of the International business.
Continued good progress is being made in the development of the next generation of legal products and advanced operational infrastructure, which will be progressively introduced over the next few years. 2010 saw the initial market introduction, on version 1.0 of the new LexisNexis research platform, of Lexis Advance for Solos, a legal research tool specifically for US solo attorneys. This is the first of a series of tools for specific segments of the legal market. Features and content are also being progressively added to existing services such as Lexis for Microsoft Office, which enables lawyers to conduct their Lexis searches within Microsoft applications, and LexisNexis Verdict & Settlement Analyzer, which provides data and analytics on previous settlements.
In the UK, LexisNexis continued to build out its practical guidance service LexisPSL, with the introduction of further practice areas, including company commercial. Similarly in France, LexisNexis is developing new content and innovative workflow tools to develop practical guidance and practice management solutions. The legal publishing business in Germany was divested in December 2010 as the investment required to build profitable scale was not considered to have adequate prospective returns. The news and business activities in Germany were retained.
While law firms, corporations and governments remain cautious in their spending, new sales continue to be higher and the environment is more stable. Revenue recovery is expected to be gradual, with the adjusted operating margin broadly flat in 2011.
Reed Exhibitions

	£				€				%	%
									Change at	Underlying
	2010	2009	Change		2010	2009	Change		constant	growth
	£m	£m	%		€m	€m	%		currencies	rates

Revenue	693	638	+9%		811	715	+13%		+9%	+8%

Adjusted operating profit	158	152	+4%		185	170	+9%		+4%	+4%
Adjusted operating margin	22.8%	23.8%	-1.0	pts	22.8%	23.8%	-1.0	pts

Reed Exhibitions saw good revenue growth with the net cycling in of biennial exhibitions and a significantly moderated decline in annual show revenues.
Revenues and adjusted operating profits were up 9% and 4% respectively at constant currencies, or 8% and 4% before minor acquisitions.

Reed Elsevier 2010 Results  10
Operating and financial review
Underlying revenues, excluding the effect of biennial show cycling, declined by 3% compared with a 6% decline in the first half, with stable performance or modest growth in all major markets in the second half as conditions progressively improved. The 2010 shows have seen overall success, with growing attendances at the majority of annual events and exhibitor numbers up 4% in the top 50 annual shows. In the largest market, Europe, underlying revenues excluding cycling were lower by 4% compared with a 16% decline in the prior year. Particular successes were the World Travel Market in London and InCosmetics and a robust Mapic (retail real estate show) in France. The US also saw significantly moderated declines with revenues down by 5% compared to 15% in 2009. By contrast, the shows in China, Russia, the Middle East and Brazil grew strongly although some of these are joint ventures and are therefore not included in the reported revenues. Successful shows in emerging markets included Salão do Automóvel motor show in Brazil, pharmaceutical and aluminium shows in China, and the Intercharm beauty show in Russia. Reed Exhibitions now operates nearly 100 shows in emerging markets with approximately 40 shows in each of Brazil and China.
Reed Exhibitions significantly stepped up its new launch programme in 2010 with 35 new events including 14 new events in Asia, including the successful Cloud Computing show in Japan, and the PAX East games event in Boston.
The decline in adjusted operating margin primarily reflects the revenue decline in annual shows and increased spend, including on the development of websites, analytics and other innovative online tools to increase the effectiveness and efficiency of events for both exhibitors and attendees, partly mitigated through cost savings. The reported operating margin, after amortisation of acquired intangible assets, was 18.3%, up from 12.4% in the prior year which included impairment charges on certain minor shows and exceptional restructuring costs. There were no exceptional restructuring costs in 2010.
The outlook is encouraging, with momentum building in annual shows and significant launch activity continuing. 2011 will see the net cycling out of biennial shows, particularly in the first half.
Reed Business Information

	£				€				%	%
									Change at	Underlying
	2010	2009	Change		2010	2009	Change		constant	growth
	£m	£m	%		€m	€m	%		currencies	rates

Revenue	718	891	-19%		840	998	-16%		-20%	-2%

Adjusted operating profit	89	89	0%		104	99	+5%		0%	+4%
Adjusted operating margin	12.4%	10.0%	+2.4	pts	12.4%	10.0%	+2.4	pts

Reed Business Information saw good growth in data services and online marketing solutions and significantly moderated declines in advertising markets. The portfolio was reshaped through disposals and closures and costs were significantly reduced.
Revenues were down 20% and adjusted operating profits flat at constant currencies. Excluding portfolio changes, underlying revenues were down 2% and adjusted operating profits increased by 4%.
In 2010, Reed Business Information (RBI) was significantly restructured and refocused. The sale and closure of the US controlled circulation magazines and certain other titles were completed, together with the sale of RBI Germany and clusters of magazine titles in the Netherlands, UK, Italy, Spain, France, Ireland and Asia. The business was redefined by asset groups, and clear and distinct value creation plans were developed for each group.
The major data services businesses, which account for approximately 20% of RBI revenues, were up 4% with strong growth in ICIS, Bankers Almanac and XpertHR, tempered by weakness in RCD serving the US construction markets.

Reed Elsevier 2010 Results  11
Operating and financial review
The major online marketing solutions businesses, accounting for approximately 12% of RBI revenues, were up 10%, with a strong recovery in Totaljobs online recruitment services and continuing strong growth in the Hotfrog web search business. Business magazines and related services, accounting for approximately 68% of RBI revenues, saw underlying revenues 6% lower driven by print advertising declines which more than offset online growth.
The 2.4% increase in adjusted operating margin reflects the significant restructuring of the business, with the disposal or closure of unprofitable assets and a 3% reduction in costs of the continuing business, with consolidation of operations, procurement savings and tight cost control. The reported operating margin, after amortisation of acquired intangible assets and exceptional restructuring costs, was 0%, up 18 percentage points principally reflecting no impairment charges in 2010.
In January 2011, RBI increased its interest in CBI China, the market leading petrochemical and energy information service in China, and now has majority ownership. This has brought ICIS unrivalled coverage of the important and growing Chinese and Asian chemicals and energy markets, considerably strengthening its global position.
Data services and online marketing solutions are seeing continued good growth. Portfolio changes and improving markets are also expected to benefit 2011.

Reed Elsevier 2010 Results 12
Operating and financial review
FINANCIAL REVIEW
REED ELSEVIER COMBINED BUSINESSES
Reported figures

	£			€			%	%
							Change at	Underlying
	2010	2009	Change	2010	2009	Change	constant	growth
	£m	£m	%	€m	€m	%	currencies	rates

Reported figures
Revenue	6,055	6,071	0%	7,084	6,800	+4%	-1%	+2%
Reported operating profit	1,090	787	+39%	1,275	881	+45%	+37%
Reported pre-tax profit	768	435	+77%	898	487	+84%	+74%
Reported net profit	642	391	+64%	751	438	+71%	+61%

(The reported figures include amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures that exclude these items are used by Reed Elsevier as additional performance measures and are discussed later below.)
Revenue was £6,055m/€7,084m (2009: £6,071m/€6,800m), flat expressed in sterling and up 4% when expressed in euros. At constant exchange rates, revenue was down 1% compared with the prior year. Underlying revenues, ie before acquisitions and disposals, were 2% higher. Revenue performance across the business is described in the Operating Review.
Reported operating profit, after amortisation and impairment of acquired intangible assets and goodwill and exceptional restructuring and acquisition related costs, was £1,090m/€1,275m (2009: £787m/€881m). The significant increase principally reflects no intangible asset and goodwill impairment and lower exceptional restructuring charges.
The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £349m/€408m (2009: £368m/€412m), down £19m/€4m as a result of disposals and prior year impairments. Charges for impairment of acquired intangible assets and goodwill were nil (2009: £177m/€198m, principally relating to the RBI US business).
Exceptional restructuring costs, which in 2010 relate only to the restructuring of RBI, amounted to £57m/€67m (2009: £182m/€204m relating to major restructuring programmes across Reed Elsevier announced in February 2008 and 2009) and included severance and vacant property costs. Acquisition related costs amounted to £50m/€58m (2009: £48m/€54m) principally in respect of the integration within LexisNexis of the ChoicePoint business acquired in September 2008.
Disposals and other non operating losses of £46m/€54m principally relate to asset sales and related closures in RBI’s US businesses.
Net finance costs were £276m/€323m (2009: £291m/€326m), with the benefit of free cash flow and the July 2009 share placings being partly offset by the impact of higher coupon term debt issued in 2009 to repay certain of the ChoicePoint acquisition facility loans.
The reported profit before tax, including amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, was £768m/€898m (2009: £435m/€487m).

Reed Elsevier 2010 Results 13
Operating and financial review
The reported tax charge was higher at £120m/€140m (2009: £40m/€45m) reflecting the increase in reported profit before tax and prior year tax credits on disposals. The reported net profit attributable to the parent companies’ shareholders was £642m/€751m (2009: £391m/€438m).
Adjusted figures

	£			€			%	%
							Change at	Underlying
	2010	2009	Change	2010	2009	Change	constant	growth
	£m	£m	%	€m	€m	%	currencies	rates

Adjusted figures
Adjusted operating profit	1,555	1,570	-1%	1,819	1,758	+3%	-2%	-1%
Adjusted operating margin	25.7%	25.9%		25.7%	25.9%
Adjusted pre-tax profit	1,279	1,279	0%	1,496	1,432	+4%	-1%
Adjusted profit attributable	983	982	0%	1,150	1,099	+5%	-1%
Adjusted operating cash flow	1,519	1,558	-3%	1,777	1,745	+2%	-3%
Cash flow conversion rate	98%	99%		98%	99%

(Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term and includes the benefit of tax amortisation where available on acquired goodwill and intangible assets. Exceptional restructuring costs in 2009 relate to the major restructuring programmes announced in February 2008 and 2009 and, in 2010, relate only to the restructuring of RBI. Acquisition related costs relate to acquisition integration and, from 2010, professional and other transaction related fees and adjustments to deferred and contingent consideration now required to be expensed under international financial reporting standards. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information. Comparison at constant exchange rates uses 2009 full year average and hedge exchange rates.)
Adjusted operating profit was £1,555m/€1,819m (2009: £1,570m/€1,758m), down 1% expressed in sterling and up 3% in euros. At constant exchange rates, adjusted operating profits were down 2%, including in particular the disposals within the RBI US business. Underlying adjusted operating profits, ie excluding acquisitions and disposals, were 1% lower. Profit performance across the business is described in the Operating Review.
The overall adjusted operating margin at 25.7% was 0.2 percentage points lower than in the prior year, with total costs reduced by 1% at constant exchange rates. Excluding cost reduction from asset disposals and closures, which had a 0.5 percentage points benefit to margin, costs increased by 3% on an underlying basis. Increased spending on new product development, infrastructure, and sales & marketing, particularly in the legal businesses, has been offset by cost actions across the business, including incremental savings from the earlier exceptional restructuring programmes.
The net pension expense was higher at £54m/€63m (2009: £42m/€47m), reflecting lower curtailment credits of £17m/€20m (2009: £43m/€48m) from changes to pension plan design and staff reductions, partly offset by an increase in the net pension financing credit to £26m/€30m (2009: £6m/€7m) reflecting the higher market value of scheme assets. The share based and related remuneration charge was £11m/€13m (2009: £17m/€19m). Restructuring costs included within adjusted operating profit, ie other than in respect of the exceptional restructuring programme in RBI and acquisition integration, amounted to £31m/€36m (2009: £21m/€24m).

Reed Elsevier 2010 Results 14
Operating and financial review
Net interest expense was £276m/€323m (2009: £291m/€326m), with the benefit of free cash flow and the July 2009 share placings being partly offset by the impact of higher coupon term debt issued in 2009 to repay certain of the ChoicePoint acquisition facility loans.
Adjusted profit before tax was £1,279m/€1,496m (2009: £1,279m/€1,432m), flat against the prior year when expressed in sterling and up 4% in euros. At constant exchange rates, adjusted profit before tax was down 1%.
The effective tax rate on adjusted profit before tax at 22.7% was similar to the 2009 effective rate. The effective tax rate on adjusted profit before tax excludes movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and includes the benefit of tax amortisation where available on acquired goodwill and intangible assets. This more closely aligns with cash tax costs over the longer term. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.
The application of tax law and practice is subject to some uncertainty and provisions are held in respect of this. Issues are raised during the course of regular tax audits and discussions including on the deductibility of interest on cross-border financing are ongoing. Although the outcome of open items cannot be predicted, no material impact on results is expected from such issues.
The adjusted profit attributable to shareholders of £983m/€1,150m (2009: £982m/€1,099m) was flat when expressed in sterling and up 5% in euros. At constant exchange rates, adjusted net profit attributable to shareholders was down 1%.
Cash flows
Adjusted operating cash flow was £1,519m/€1,777m (2009: £1,558m/€1,745m), down 3% when expressed in sterling and up 2% in euros, or down 3% at constant currencies. The small decrease in adjusted operating cash flow at constant currencies reflects the 2% decrease in adjusted operating profits at constant currencies. The impact of higher capital expenditure was largely offset by working capital improvements with the rate of conversion of adjusted operating profits into cash flow very high at 98% (2009: 99%).
Capital expenditure included within adjusted operating cash flow was £311m/€364m (2009: £242m/€271m), including £228m/€267m (2009: £164m/€184m) in respect of capitalised development costs included within internally generated intangible assets. The increase from the prior year reflects increased investment in new product and related infrastructure, particularly in LexisNexis.
Free cash flow — after interest and taxation — was £1,131m/€1,323m (2009: £1,051m/€1,177m) before exceptional restructuring and acquisition related spend. The increase principally reflects lower than usual taxes paid because of tax repayments from prior years.
Exceptional restructuring spend was £99m/€116m (2009: £124m/€139m) principally relating to severance and vacant property costs. Payments made in respect of acquisition related costs amounted to £51m/€60m (2009: £45m/€51m) principally in respect of the ChoicePoint integration. Net tax paid in the year was reduced by £42m/€49m (2009: £36m/€40m) in respect of exceptional restructuring and acquisition related spend.
Free cash flow before dividends was £1,023m/€1,196m (2009: £918m/€1,027m). Ordinary dividends paid to shareholders in the year, being the 2009 final and 2010 interim dividends, amounted to £483m/€565m (2009: £457m/€512m). Free cash flow after dividends was £540m/€631m (2009: £461m/€515m).

Reed Elsevier 2010 Results 15
Operating and financial review
Spend on acquisitions and investments was £55m/€64m, including deferred consideration payable on past acquisitions. An amount of £27m/€32m was capitalised in the year as acquired intangible assets and £27m/€32m as goodwill. Cash tax relief on certain prior year acquisition costs amounted to £16m/€19m. Net cash proceeds from disposals including tax repayments in respect of prior year transactions amounted to £40m/€47m.
Net proceeds from the exercise of share options were £11m/€13m (2009: £5m/€6m). No share repurchases were made by the parent companies in the year (2009: nil) and no shares of the parent companies were purchased by the employee benefit trust (2009: nil). In 2009, proceeds, net of expenses, from share placings by the parent companies were £829m/€928m.
Debt
Net borrowings at 31 December 2010 were £3,455m/€4,043m, a decrease of £476m/€359m since 31 December 2009 after currency translation effects which increased net borrowings by £77m/€289m on the largely US dollar denominated net debt. Excluding currency translation effects, net debt reduced by £553m/€648m reflecting the strong free cash flow and limited acquisition activity. Expressed in US dollars, net borrowings at 31 December 2010 were $5,387m, a decrease of $962m since 31 December 2009.
Gross borrowings after fair value adjustments at 31 December 2010 amounted to £4,302m/€5,034m (2009: £4,706m/ €5,270m). The fair value of related derivative assets was £105m/€123m (2009: £41m/€46m). Cash balances totalled £742m/€868m (2009: £734m/€822m).
As at 31 December 2010, after taking into account interest rate and currency derivatives, a total of 73% of Reed Elsevier’s gross borrowings were at fixed rates with a weighted average remaining life of 5.3 years and interest rate of 6.0%.
Net pension obligations, ie pension obligations less pension assets, at 31 December 2010 were £170m/€198m (2009: £235m/€263m) of which £24m/€28m (2009: £105m/€118m) was in respect of funded schemes. The reduction reflects an increase in the market value of scheme assets partially offset by an increase in liabilities following a reduction in discount rates over the year.
The ratio of net debt to adjusted ebitda (earnings before interest, tax, depreciation and amortisation) as at 31 December 2010 was 1.9x (2009: 2.2x), and 2.5x (2009: 2.9x) on a pensions and lease adjusted basis. Reed Elsevier’s target is a ratio of net debt to adjusted ebitda of 2.0-3.0x (on a pensions and lease adjusted basis) over the longer term, consistent with a solid investment grade credit rating.
Liquidity
In January 2010, the start date of a new $2.0bn committed bank facility maturing in May 2012 was brought forward and the $2.5bn committed facility maturing in May 2010 cancelled. In June 2010, the maturity of the new committed facility was extended to June 2013, with an option for two further one year extensions. This back up facility provides security of funding for $2.0bn of short term debt to June 2013. During the year, $350m of US term debt maturing in August 2011 was redeemed early by taking advantage of the make-whole election. After taking account of committed bank facilities and available cash resources, no borrowings mature until 2013 and beyond. The strong free cash flow of the business, the available resources and back up facilities, and Reed Elsevier’s ability to access debt capital markets are expected to provide sufficient liquidity to repay or refinance borrowings as they mature.

Reed Elsevier 2010 Results 16
Operating and financial review
Capital employed and returns
The capital employed at 31 December 2010 was £11,661m/€13,643m (2009: £11,918m/€13,348m) after adding back accumulated amortisation and impairment of acquired intangible assets and goodwill. The decrease of £257m in sterling principally reflects asset disposals and strong cash generation. The increase of €295m in euros reflects currency translation effects.
The return on average capital employed in the year was 10.6% (2009: 10.4%). This is based on adjusted operating profits for the year, less tax at the effective rate, and the average of the capital employed at the beginning and end of the year, retranslated at the average exchange rates, adjusted to exclude the gross up to goodwill in respect of deferred tax liabilities established on acquisitions in relation to intangible assets. The increase in the return reflects the strong cash generation and increased capital efficiency.
PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV			% change
	2010	2009	Change	2010	2009	Change	at constant
	pence	pence	%	€	€	%	currencies

Adjusted earnings per share	43.4p	45.9p	-5%	€0.78	€0.79	-1%	-6%
Reported earnings per share	27.3p	17.2p	+58%	€0.51	€0.32	+62%
Ordinary dividend per share	20.4p	20.4p	0%	€0.412	€0.400	+3%

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share were respectively down 5% at 43.4p (2009: 45.9p) and 1% at €0.78 (2009: €0.79). At constant rates of exchange, the adjusted earnings per share of both companies decreased by 6%.
The July 2009 equity placings had a dilutive effect on adjusted earnings per share of approximately 4% in 2010, taking into account the interest expense saved on the borrowings repaid from the proceeds of the equity placings and the increase in the average number of parent company shares in issue. (In July 2009, Reed Elsevier PLC placed 109.2m ordinary shares at 405p per share for proceeds, net of issue costs, of £435m (€487m) and Reed Elsevier NV placed 63.0m ordinary shares at €7.08 per share for net proceeds of €441m (£394m). The numbers of ordinary shares issued represented 9.9% of the issued ordinary share capital of the respective parent companies prior to the placings.)
The reported earnings per share for Reed Elsevier PLC shareholders was 27.3p (2009: 17.2p) and for Reed Elsevier NV shareholders was €0.51 (2009: €0.32). The increase principally reflects lower exceptional restructuring charges and no intangible asset and goodwill impairment in 2010.
The equalised final dividends proposed by the respective boards are 15.0p per share for Reed Elsevier PLC and €0.303 per share for Reed Elsevier NV, unchanged and 3% higher respectively compared with the prior year final dividends. This gives total dividends for the year of 20.4p (2009: 20.4p) and €0.412 (2009: €0.400), unchanged and up 3% respectively. The difference in growth rates in the equalised dividends reflects changes in the euro: sterling exchange rate since the prior year dividend announcement dates.
Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.1 times (2009: 2.3x) for Reed Elsevier PLC and 1.9 times (2009: 2.0x) for Reed Elsevier NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

Reed Elsevier 2010 Results 17
Operating and financial review
PRINCIPAL RISKS
The principal risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets, the increasingly technological nature of our products and services, the international nature of our operations, legislative, fiscal and regulatory developments, and economic conditions in our markets. Certain businesses could also be affected by the impact on publicly funded and other customers of changes in funding and by cyclical pressures on advertising and promotional spending or through the availability of alternative free sources of information.
Reed Elsevier has established risk management practices that are embedded into the operations of the businesses, based on the framework in internal control issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), and are reviewed by the Audit Committees and Boards. Important specific risks that have been identified and are being addressed include:
➢	Demand for our products and services may be impacted by factors beyond our control such as the economic environment in the US and other major economies, and government funding.

➢	Reed Elsevier’s businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them.

➢	Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation, regulatory changes, the entrance of new competitors and other factors.

➢	Reed Elsevier’s businesses are increasingly dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. Our businesses could be adversely affected if their electronic delivery platforms and networks experience a significant failure, interruption, or security breach.

➢	Our businesses maintain databases and information online, including personal information, and could be adversely affected if these experience a breach in security or if we fail to comply with applicable legislation or regulatory or contractual requirements governing such databases and information.

➢	Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented.

➢	A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources in the future, because of changes in the law or because data suppliers decide not to supply them, could adversely affect our business if we were unable to arrange for substitute sources in a timely manner or at all.

➢	Our scientific, technical and medical (STM) primary publications, like those of most of our competitors, are published on a paid subscription basis. There has been continuous debate in the government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from paid subscription publications.

Reed Elsevier 2010 Results 18
Operating and financial review
➢	Our organisational and operational structures have increased dependency on outsourced and offshored functions. The failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

➢	We operate a number of pension schemes around the world, the largest schemes being of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities.

➢	Our businesses operate worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities or interpreted differently which could adversely affect our reported results.

➢	We often acquire businesses to reshape and strengthen our portfolio. If we are unable to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions this could adversely affect our reputation and financial condition.

➢	The Reed Elsevier combined financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The US is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results.

➢	Macroeconomic, political and market conditions may also adversely affect the availability of short and long term funding, volatility of interest rates, currency exchange rates and inflation.

➢	Our businesses operate around the world and we have over 30,000 employees. A breach of generally accepted ethical business standards could adversely affect our business performance, reputation and financial condition.

➢	Reed Elsevier and its businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through our paper use and print and production technologies.

Reed Elsevier 2010 Results 19
Combined financial information
Combined income statement
For the year ended 31 December 2010

	£		€
	2010	2009	2010	2009
	£m	£m	€m	€m

Revenue	6,055	6,071	7,084	6,800
Cost of sales	(2,209)	(2,252)	(2,584)	(2,523)

Gross profit	3,846	3,819	4,500	4,277
Selling and distribution costs	(1,091)	(1,112)	(1,276)	(1,246)
Administration and other expenses	(1,687)	(1,935)	(1,974)	(2,167)

Operating profit before joint ventures	1,068	772	1,250	864
Share of results of joint ventures	22	15	25	17

Operating profit	1,090	787	1,275	881

Finance income	8	7	9	8
Finance costs	(284)	(298)	(332)	(334)

Net finance costs	(276)	(291)	(323)	(326)

Disposals and other non operating items	(46)	(61)	(54)	(68)

Profit before tax	768	435	898	487
Taxation	(120)	(40)	(140)	(45)

Net profit for the year	648	395	758	442

Attributable to:
Parent companies’ shareholders	642	391	751	438
Non-controlling interests	6	4	7	4

Net profit for the year	648	395	758	442

Adjusted profit figures are presented in notes 2 and 4 as additional performance measures.

Reed Elsevier 2010 Results 20
Combined financial information
Combined statement of comprehensive income
For the year ended 31 December 2010

	£		€
	2010	2009	2010	2009
	£m	£m	€m	€m

Net profit for the year	648	395	758	442

Exchange differences on translation of foreign operations	94	(122)	196	(50)
Actuarial (losses)/gains on defined benefit pension schemes	(63)	6	(74)	7
Cumulative fair value movements on disposal of available for sale investments	—	1	—	1
Fair value movements on cash flow hedges	(58)	53	(68)	59
Transfer to net profit from hedge reserve (net of tax)	46	84	54	94
Tax recognised directly in equity	29	(25)	34	(28)

Other comprehensive income/(expense) for the year	48	(3)	142	83

Total comprehensive income for the year	696	392	900	525

Attributable to:
Parent companies’ shareholders	690	388	893	521
Non-controlling interests	6	4	7	4

Total comprehensive income for the year	696	392	900	525

Reed Elsevier 2010 Results 21
Combined financial information
Combined statement of cash flows
For the year ended 31 December 2010

	£			€
	2010	2009	2010	2009
	£m	£m	€m	€m

Cash flows from operating activities
Cash generated from operations	1,649	1,604	1,929	1,796
Interest paid	(295)	(302)	(345)	(338)
Interest received	8	9	9	10
Tax paid (net)	(9)	(120)	(10)	(134)

Net cash from operating activities	1,353	1,191	1,583	1,334

Cash flows from investing activities
Acquisitions	(50)	(94)	(58)	(106)
Purchases of property, plant and equipment	(83)	(78)	(97)	(87)
Expenditure on internally developed intangible assets	(228)	(164)	(267)	(184)
Purchase of investments	(5)	(3)	(6)	(3)
Proceeds from disposals of property, plant and equipment	7	4	8	4
Net proceeds/(costs) of other disposals	6	(2)	7	(2)
Dividends received from joint ventures	24	23	28	26

Net cash used in investing activities	(329)	(314)	(385)	(352)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies	(483)	(457)	(565)	(512)
Distributions to non-controlling interests	(8)	(3)	(9)	(3)
(Decrease)/increase in short term bank loans, overdrafts and commercial paper	(143)	107	(168)	120
Issuance of other loans	—	1,807	—	2,024
Repayment of other loans	(394)	(2,862)	(461)	(3,206)
Repayment of finance leases	(7)	(2)	(8)	(2)
Proceeds on issue of ordinary shares	11	834	13	934

Net cash used in financing activities	(1,024)	(576)	(1,198)	(645)

Increase in cash and cash equivalents	—	301	—	337

Movement in cash and cash equivalents
At start of year	734	375	822	386
Increase in cash and cash equivalents	—	301	—	337
Exchange translation differences	8	58	46	99

At end of year	742	734	868	822

Adjusted operating cash flow figures are presented in note 4 as additional performance measures.

Reed Elsevier 2010 Results 22
Combined financial information
Combined statement of financial position
As at 31 December 2010

	£		€
	2010	2009	2010	2009
	£m	£m	€m	€m

Non-current assets
Goodwill	4,441	4,339	5,196	4,860
Intangible assets	3,457	3,632	4,045	4,068
Investments in joint ventures	136	135	159	151
Other investments	48	41	56	46
Property, plant and equipment	291	292	341	327
Net pension assets	55	110	64	123
Deferred tax assets	151	208	177	233

	8,579	8,757	10,038	9,808

Current assets
Inventories and pre-publication costs	228	275	267	308
Trade and other receivables	1,475	1,492	1,725	1,671
Derivative financial instruments	134	71	157	79
Cash and cash equivalents	742	734	868	822

	2,579	2,572	3,017	2,880

Assets held for sale	—	5	—	6

Total assets	11,158	11,334	13,055	12,694

Current liabilities
Trade and other payables	2,584	2,471	3,023	2,768
Derivative financial instruments	80	102	94	114
Borrowings	516	678	604	759
Taxation	646	479	755	536
Provisions	71	134	83	150

	3,897	3,864	4,559	4,327

Non-current liabilities
Borrowings	3,786	4,028	4,430	4,511
Deferred tax liabilities	1,192	1,272	1,395	1,425
Net pension obligations	225	345	263	386
Provisions	88	61	103	69

	5,291	5,706	6,191	6,391

Liabilities associated with assets held for sale	—	5	—	6

Total liabilities	9,188	9,575	10,750	10,724

Net assets	1,970	1,759	2,305	1,970

Capital and reserves
Combined share capitals	224	225	262	252
Combined share premiums	2,754	2,807	3,222	3,144
Combined shares held in treasury	(677)	(698)	(792)	(782)
Translation reserve	29	(100)	229	79
Other combined reserves	(387)	(502)	(648)	(753)

Combined shareholders’ equity	1,943	1,732	2,273	1,940
Non-controlling interests	27	27	32	30

Total equity	1,970	1,759	2,305	1,970

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 16 February 2011.

Reed Elsevier 2010 Results 23
Combined financial information
Combined statement of changes in equity
For the year ended 31 December 2010

								£
	Combined shareholders’ equity
	Combined	Combined	Combined		Other		Non-
	share	share	shares held	Translation	combined		controlling	Total
	capitals	premiums	in treasury	reserve	reserves	Total	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2010	225	2,807	(698)	(100)	(502)	1,732	27	1,759
Total comprehensive income for the year	—	—	—	94	596	690	6	696
Dividends paid	—	—	—	—	(483)	(483)	(8)	(491)
Issue of ordinary shares, net of expenses	—	11	—	—	—	11	—	11
Decrease in share based remuneration reserve	—	—	—	—	(7)	(7)	—	(7)
Settlement of share awards	—	—	9	—	(9)	—	—	—
Exchange differences on translation of capital and reserves	(1)	(64)	12	35	18	—	2	2

Balance at 31 December 2010	224	2,754	(677)	29	(387)	1,943	27	1,970

Balance at 1 January 2009	209	2,529	(783)	(14)	(988)	953	28	981
Total comprehensive income for the year	—	—	—	(122)	510	388	4	392
Dividends paid	—	—	—	—	(457)	(457)	(3)	(460)
Issue of ordinary shares, net of expenses	20	395	—	—	419	834	—	834
Increase in share based remuneration reserve	—	—	—	—	17	17	—	17
Settlement of share awards	—	—	57	—	(60)	(3)	—	(3)
Exchange differences on translation of capital and reserves	(4)	(117)	28	36	57	—	(2)	(2)

Balance at 31 December 2009	225	2,807	(698)	(100)	(502)	1,732	27	1,759

Reed Elsevier 2010 Results 24
Combined financial information
Combined statement of changes in equity
For the year ended 31 December 2010

								€
	Combined shareholders’ equity
	Combined	Combined	Combined		Other		Non-
	share	share	shares held	Translation	combined		controlling	Total
	capitals	premiums	in treasury	reserve	reserves	Total	interests	equity
	€m	€m	€m	€m	€m	€m	€m	€m

Balance at 1 January 2010	252	3,144	(782)	79	(753)	1,940	30	1,970
Total comprehensive income for the year	—	—	—	196	697	893	7	900
Dividends paid	—	—	—	—	(565)	(565)	(9)	(574)
Issue of ordinary shares, net of expenses	—	13	—	—	—	13	—	13
Decrease in share based remuneration reserve	—	—	—	—	(8)	(8)	—	(8)
Settlement of share awards	—	—	11	—	(11)	—	—	—
Exchange differences on translation of capital and reserves	10	65	(21)	(46)	(8)	—	4	4

Balance at 31 December 2010	262	3,222	(792)	229	(648)	2,273	32	2,305

Balance at 1 January 2009	215	2,605	(806)	174	(1,207)	981	29	1,010
Total comprehensive income for the year	—	—	—	(50)	571	521	4	525
Dividends paid	—	—	—	—	(512)	(512)	(3)	(515)
Issue of ordinary shares, net of expenses	22	442	—	—	470	934	—	934
Increase in share based remuneration reserve	—	—	—	—	19	19	—	19
Settlement of share awards	—	—	64	—	(67)	(3)	—	(3)
Exchange differences on translation of capital and reserves	15	97	(40)	(45)	(27)	—	—	—

Balance at 31 December 2009	252	3,144	(782)	79	(753)	1,940	30	1,970

Reed Elsevier 2010 Results 25
Notes to the combined financial information
1 Basis of preparation
The Reed Elsevier condensed combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“Reed Elsevier” or “the combined businesses”).
The combined financial information, presented in condensed form, has been abridged from the audited combined financial statements for the year ended 31 December 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. The Reed Elsevier accounting policies under IFRS are set out in the Reed Elsevier Annual Reports and Financial Statements 2009 on pages 86 to 90, except as described below. The combined financial information has been prepared in accordance with those accounting policies. Financial information is presented in both sterling and euros.
In the 2010 financial year, amendments to IFRS3 — Business Combinations came into force and have accordingly been adopted by Reed Elsevier. IFRS3 (revised) requires transaction related costs, such as professional fees, to be expensed and adjustments to deferred and contingent consideration to be recognised in income rather than as an adjustment to goodwill. The revised standard applies to acquisitions completed on or after 1 January 2010 and accordingly prior period comparatives have not been restated. The introduction of IFRS3 (revised) has not had a significant impact on the results for the year ended 31 December 2010. A number of other interpretations and minor revisions to accounting standards have been adopted that do not have a significant impact on Reed Elsevier’s accounting policies and reporting.
The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the combined financial information for the year ended 31 December 2010.

Reed Elsevier 2010 Results 26
Notes to the combined financial information
2 Segment analysis
Adjusted operating profit is one of the key segmental profit measures used by Reed Elsevier in assessing performance. Adjusted operating profit is defined as operating profit before the amortisation and impairment of acquired intangible assets and goodwill and exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Adjusted figures are reconciled to the reported figures in note 4.
Revenue

	£		€
	2010	2009	2010	2009
	£m	£m	€m	€m

Business segment
Elsevier	2,026	1,985	2,370	2,223
LexisNexis	2,618	2,557	3,063	2,864
Reed Exhibitions	693	638	811	715
Reed Business Information	718	891	840	998

Total	6,055	6,071	7,084	6,800

Geographical origin
North America	3,213	3,228	3,759	3,615
United Kingdom	907	897	1,061	1,005
The Netherlands	620	662	726	742
Rest of Europe	825	851	965	953
Rest of world	490	433	573	485

Total	6,055	6,071	7,084	6,800

Geographical market
North America	3,303	3,310	3,864	3,707
United Kingdom	490	513	573	575
The Netherlands	204	243	239	272
Rest of Europe	1,131	1,132	1,323	1,268
Rest of world	927	873	1,085	978

Total	6,055	6,071	7,084	6,800

Adjusted operating profit

	£		€
	2010	2009	2010	2009
	£m	£m	€m	€m

Business segment
Elsevier	724	693	847	776
LexisNexis	592	665	693	745
Reed Exhibitions	158	152	185	170
Reed Business Information	89	89	104	99

Subtotal	1,563	1,599	1,829	1,790
Corporate costs	(34)	(35)	(40)	(39)
Unallocated net pension financing credit	26	6	30	7

Total	1,555	1,570	1,819	1,758

Reed Elsevier 2010 Results 27
Notes to the combined financial information
2 Segment analysis continued
Operating profit

	£		€
	2010	2009	2010	2009
	£m	£m	€m	€m

Business segment
Elsevier	647	563	757	631
LexisNexis	324	337	379	377
Reed Exhibitions	127	79	149	88
Reed Business Information	—	(163)	—	(183)

Subtotal	1,098	816	1,285	913
Corporate costs	(34)	(35)	(40)	(39)
Unallocated net pension financing credit	26	6	30	7

Total	1,090	787	1,275	881

The unallocated net pension financing credit of £26m/€30m (2009: £6m/€7m) comprises the expected return on pension scheme assets of £217m/€254m (2009: £189m/€212m) less interest on pension scheme liabilities of £191m/€224m (2009: £183m/€205m).
Share of post-tax results of joint ventures of £22m/€25m (2009: £15m/€17m) included in operating profit comprises £4m/€5m (2009: £4m/€5m) relating to LexisNexis, £17m/€19m (2009: £10m/€11m) relating to Reed Exhibitions and £1m/€1m (2009: £1m/€1m) relating to Reed Business Information.
Segment assets

	£		€
	2010	2009	2010	2009
	£m	£m	€m	€m

Business segment
Elsevier	2,871	2,915	3,359	3,265
LexisNexis	5,921	5,872	6,928	6,576
Reed Exhibitions	681	728	797	815
Reed Business Information	456	547	533	613

Subtotal	9,929	10,062	11,617	11,269
Taxation	151	208	177	233
Cash	742	734	868	822
Net pension assets	55	110	64	123
Assets held for sale	—	5	—	6
Other assets	281	215	329	241

Total	11,158	11,334	13,055	12,694

Geographical origin
North America	7,556	7,570	8,840	8,478
United Kingdom	933	1,164	1,092	1,304
The Netherlands	854	687	999	769
Rest of Europe	1,356	1,504	1,587	1,685
Rest of world	459	409	537	458

Total	11,158	11,334	13,055	12,694

Reed Elsevier 2010 Results 28
Notes to the combined financial information
3 Combined statement of cash flows
Reconciliation of operating profit before joint ventures to cash generated from operations

	£		€
	2010	2009	2010	2009
	£m	£m	€m	€m

Operating profit before joint ventures	1,068	772	1,250	864

Amortisation of acquired intangible assets	345	364	404	408
Impairment of acquired intangible assets and goodwill	—	169	—	189
Amortisation of internally developed intangible assets	158	139	185	156
Depreciation of property, plant and equipment	79	84	92	94
Share based remuneration	(7)	17	(8)	19

Total non cash items	575	773	673	866

Movement in working capital	6	59	6	66

Cash generated from operations	1,649	1,604	1,929	1,796

Reconciliation of net borrowings

				£
			Related
	Cash &		derivative
	cash		financial
	equivalents	Borrowings	instruments	2010	2009
	£m	£m	£m	£m	£m

At start of year	734	(4,706)	41	(3,931)	(5,726)

Increase in cash and cash equivalents	—	—	—	—	301
Decrease in borrowings	—	544	—	544	950

Changes resulting from cash flows	—	544	—	544	1,251

Inception of finance leases	—	(2)	—	(2)	(26)
Fair value adjustments	—	(52)	63	11	11
Exchange translation differences	8	(86)	1	(77)	559

At end of year	742	(4,302)	105	(3,455)	(3,931)

Reed Elsevier 2010 Results 29
Notes to the combined financial information
3 Combined statement of cash flows continued
Reconciliation of net borrowings

				€
			Related
	Cash &		derivative
	cash		financial
	equivalents	Borrowings	instruments	2010	2009
	€m	€m	€m	€m	€m

At start of year	822	(5,270)	46	(4,402)	(5,898)

Increase in cash and cash equivalents	—	—	—	—	337
Decrease in borrowings	—	637	—	637	1,064

Changes resulting from cash flows	—	637	—	637	1,401

Inception of finance leases	—	(2)	—	(2)	(29)
Fair value adjustments	—	(61)	74	13	12
Exchange translation differences	46	(338)	3	(289)	112

At end of year	868	(5,034)	123	(4,043)	(4,402)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.
Borrowings by year of repayment

	£		€
	2010	2009	2010	2009
	£m	£m	€m	€m

Within 1 year	516	678	604	759

Within 1 to 2 years	389	349	455	390
Within 2 to 3 years	644	437	754	490
Within 3 to 4 years	825	640	965	717
Within 4 to 5 years	188	779	220	872
After 5 years	1,740	1,823	2,036	2,042

After 1 year	3,786	4,028	4,430	4,511

Total	4,302	4,706	5,034	5,270

Short term bank loans, overdrafts and commercial paper were backed up at 31 December 2010 by a $2,000m (£1,283m/€1,501m) committed bank facility, which was undrawn. This back up facility provides security of funding for $2,000m of short term debt to June 2013.

Reed Elsevier 2010 Results 30
Notes to the combined financial information
4 Adjusted figures
Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposal gains and losses and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term and includes the benefit of tax amortisation where available on acquired goodwill and intangible assets. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs in 2010 relate to the restructuring of the Reed Business Information business and in 2009 relate to the exceptional restructuring programmes across Reed Elsevier. Acquisition related costs relate to acquisition integration and, from 2010, professional and other transaction related fees and adjustments to deferred and contingent consideration. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure but before payments in relation to exceptional restructuring and acquisition related costs. Adjusted figures are derived as follows:

	£		€
	2010	2009	2010	2009
	£m	£m	€m	€m

Operating profit	1,090	787	1,275	881
Adjustments:
Amortisation of acquired intangible assets	349	368	408	412
Impairment of acquired intangible assets and goodwill	—	177	—	198
Exceptional restructuring costs	57	182	67	204
Acquisition related costs	50	48	58	54
Reclassification of tax in joint ventures	9	8	11	9

Adjusted operating profit	1,555	1,570	1,819	1,758

Profit before tax	768	435	898	487
Adjustments:
Amortisation of acquired intangible assets	349	368	408	412
Impairment of acquired intangible assets and goodwill	—	177	—	198
Exceptional restructuring costs	57	182	67	204
Acquisition related costs	50	48	58	54
Reclassification of tax in joint ventures	9	8	11	9
Disposals and other non operating items	46	61	54	68

Adjusted profit before tax	1,279	1,279	1,496	1,432

Profit attributable to parent companies’ shareholders	642	391	751	438
Adjustments (post tax):
Amortisation of acquired intangible assets	337	411	394	460
Impairment of acquired intangible assets and goodwill	—	136	—	152
Exceptional restructuring costs	37	133	44	149
Acquisition related costs	30	33	35	37
Disposals and other non operating items	37	(22)	43	(25)
Deferred tax credits on acquired intangible assets not expected crystallise in the near term	(100)	(100)	(117)	(112)

Adjusted profit attributable to parent companies’ shareholders	983	982	1,150	1,099

Cash generated from operations	1,649	1,604	1,929	1,796
Dividends received from joint ventures	24	23	28	26
Purchases of property, plant and equipment	(83)	(78)	(97)	(87)
Proceeds from disposals of property, plant and equipment	7	4	8	4
Expenditure on internally developed intangible assets	(228)	(164)	(267)	(184)
Payments relating to exceptional restructuring costs	99	124	116	139
Payments relating to acquisition related costs	51	45	60	51

Adjusted operating cash flow	1,519	1,558	1,777	1,745

Reed Elsevier 2010 Results 31
Notes to the combined financial information
5 Pension schemes
The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	£		€
	2010	2009	2010	2009
	£m	£m	€m	€m

At start of year	(235)	(369)	(263)	(380)
Service cost (including curtailment credits of £17m/€20m (2009: £43m/€48m))	(48)	(24)	(56)	(27)
Interest on pension scheme liabilities	(191)	(183)	(224)	(205)
Expected return on scheme assets	217	189	254	212
Actuarial (losses)/gains	(63)	6	(74)	7
Contributions by employer	154	101	180	113
Exchange translation differences	(4)	45	(16)	17

At end of year	(170)	(235)	(199)	(263)

The net pension deficit comprises:

	£		€
	2010	2009	2010	2009
	£m	£m	€m	€m

Fair value of scheme assets	3,507	3,067	4,103	3,435
Defined benefit obligations of funded schemes	(3,531)	(3,172)	(4,131)	(3,553)

Net deficit of funded schemes	(24)	(105)	(28)	(118)
Defined benefit obligations of unfunded schemes	(146)	(130)	(171)	(145)

Net deficit	(170)	(235)	(199)	(263)

6 Provisions
The amount recognised in the statement of financial position in respect of provisions at the start and end of the year and the movements during the year were as follows:

	£		€
	2010	2009	2010	2009
	£m	£m	€m	€m

At start of year	195	114	219	117
Charged	67	227	78	254
Utilised	(104)	(134)	(122)	(150)
Exchange translation differences	1	(12)	11	(2)

At end of year	159	195	186	219

The amount as at 31 December 2010 comprises property provisions of £105m/€123m (2009: £89m/€99m), relating to sub-lease shortfalls and guarantees given in respect of certain property leases, and restructuring provisions of £54m/€63m (2009: £106m/€120m), principally relating to RBI.
7 Exchange translation rates
In preparing the combined financial information the following exchange rates have been applied:

			Statement of financial
	Income statement		position
	2010	2009	2010	2009

Euro to sterling	1.17	1.12	1.17	1.12
US dollars to sterling	1.55	1.57	1.56	1.62
US dollars to euro	1.32	1.40	1.33	1.44

Reed Elsevier 2010 Results 32
Reed Elsevier PLC
Summary financial information
Consolidated income statement
For the year ended 31 December 2010

	£
	2010	2009
	£m	£m

Administrative expenses	(2)	(2)
Effect of tax credit equalisation on distributed earnings	(13)	(12)
Share of results of joint ventures	342	213

Operating profit	327	199
Finance income	1	2

Profit before tax	328	201
Taxation	(1)	(6)

Profit attributable to ordinary shareholders	327	195

Consolidated statement of comprehensive income
For the year ended 31 December 2010

	£
	2010	2009
	£m	£m

Profit attributable to ordinary shareholders	327	195
Share of joint ventures’ other comprehensive income/(expense) for the year	25	(2)

Total comprehensive income for the year	352	193

Earnings per ordinary share
For the year ended 31 December 2010

	£
	2010		2009
	pence		pence

Basic earnings per share	27.3	p	17.2	p
Diluted earnings per share	27.1	p	17.1	p

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2010 Results 33
Reed Elsevier PLC
Summary financial information
Consolidated statement of cash flows
For the year ended 31 December 2010

	£
	2010	2009
	£m	£m

Cash flows from operating activities
Cash used by operations	(2)	(2)
Interest received	1	2
Tax paid	(3)	(6)

Net cash used in operating activities	(4)	(6)

Cash flows from investing activities
Dividends received from joint ventures	589	—
Increase in investment in joint ventures	(596)	(462)

Net cash used in investing activities	(7)	(462)

Cash flows from financing activities
Equity dividends paid	(245)	(228)
Proceeds on issue of ordinary shares	9	440
Decrease in net funding balances due from joint ventures	247	256

Net cash from financing activities	11	468

Movement in cash and cash equivalents	—	—

Consolidated statement of financial position
As at 31 December 2010

	£
	2010	2009
	£m	£m

Non-current assets
Investments in joint ventures	1,037	927

Total assets	1,037	927

Current liabilities
Taxation	9	11

Total liabilities	9	11

Net assets	1,028	916

Capital and reserves
Called up share capital	180	180
Share premium account	1,168	1,159
Shares held in treasury (including in joint ventures)	(312)	(317)
Capital redemption reserve	4	4
Translation reserve	142	92
Other reserves	(154)	(202)

Total equity	1,028	916

Approved by the Board of Directors, 16 February 2011.

Reed Elsevier 2010 Results 34
Reed Elsevier PLC
Summary financial information
Consolidated statement of changes in equity
For the year ended 31 December 2010

							£
				Capital
	Share	Share	Shares held	redemption	Translation	Other	Total
	capital	premium	in treasury	reserve	reserve	reserves	equity
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2010	180	1,159	(317)	4	92	(202)	916
Total comprehensive income for the year	—	—	—	—	50	302	352
Equity dividends paid	—	—	—	—	—	(245)	(245)
Issue of ordinary shares, net of expenses	—	9	—	—	—	—	9
Share of joint ventures’ settlement of share awards	—	—	5	—	—	(5)	—
Share of joint ventures’ decrease in share based remuneration reserve	—	—	—	—	—	(4)	(4)

Balance at 31 December 2010	180	1,168	(312)	4	142	(154)	1,028

Balance at 1 January 2009	164	1,154	(347)	4	157	(628)	504
Total comprehensive income for the year	—	—	—	—	(65)	258	193
Equity dividends paid	—	—	—	—	—	(228)	(228)
Issue of ordinary shares, net of expenses	16	5	—	—	—	419	440
Share of joint ventures’ settlement of share awards	—	—	30	—	—	(32)	(2)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	9	9

Balance at 31 December 2009	180	1,159	(317)	4	92	(202)	916

Reed Elsevier 2010 Results 35
Reed Elsevier PLC
Summary financial information
Notes to the summary financial information
1 Basis of preparation
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings.
The summary financial information, presented in condensed form, has been prepared on the basis of the group accounting policies of Reed Elsevier PLC. The Reed Elsevier PLC group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on page 148 of the Reed Elsevier Annual Reports and Financial Statements 2009.
Amendments to IFRS3 — Business Combinations, the effects of which are described on page 25, became effective and were adopted accordingly in the period. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.
The directors of Reed Elsevier PLC, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the year ended 31 December 2010.
2 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

				£
	Profit attributable to		Basic earnings
	ordinary shareholders		per share
	2010	2009	2010	2009
	£m	£m	pence	pence

Reported figures	327	195	27.3p	17.2p
Effect of tax credit equalisation on distributed earnings	13	12	1.1p	1.1p

Profit attributable to ordinary shareholders based on 52.9%economic interest in the Reed Elsevier combined businesses	340	207	28.4p	18.3p
Share of adjustments in joint ventures	180	312	15.0p	27.6p

Adjusted figures	520	519	43.4p	45.9p

3 Dividends
Dividends declared in the year

	2010	2009	2010	2009
	pence	pence	£m	£m

Ordinary shares
Final for prior financial year	15.0p	15.0p	180	163
Interim for financial year	5.4p	5.4p	65	65

Total	20.4p	20.4p	245	228

Reed Elsevier 2010 Results 36
Reed Elsevier PLC
Summary financial information
3 Dividends continued
The Directors of Reed Elsevier PLC have proposed a final dividend per ordinary share of 15.0p (2009: 15.0p). The cost of the final dividend, if approved by shareholders, is expected to be £180m. No liability has been recognised at the statement of financial position date. The Reed Elsevier PLC final dividend as approved will be paid on 17 May 2011, with ex-dividend and record dates of 20 April 2011 and 26 April 2011 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.
Dividends paid and proposed relating to the financial year

	2010	2009
	pence	pence

Ordinary shares
Interim (paid)	5.4p	5.4p
Final (proposed)	15.0p	15.0p

Total	20.4p	20.4p

4 Share placing
In July 2009 the company placed 109.2m ordinary shares at 405p per share for proceeds, net of issue costs, of £435m. The number of ordinary shares issued represented 9.9% of the issued ordinary share capital prior to the placing.
5 Share capital and treasury shares

	2010			2009
			Shares in	Shares in
			issue net of	issue net of
	Shares in	Treasury	treasury	treasury
	issue	shares	shares	shares
	millions	millions	millions	millions

Number of ordinary shares
At start of year	1,247.3	(49.6)	1,197.7	1,082.6
Issue of ordinary shares	2.0	—	2.0	110.4
Net release of shares by employee benefit trust	—	0.7	0.7	4.7

At end of year	1,249.3	(48.9)	1,200.4	1,197.7

Average number of ordinary shares during the year			1,199.1	1,131.4

6 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £3,924m at 31 December 2010 (31 December 2009: £4,381m).

Reed Elsevier 2010 Results 37
Reed Elsevier NV
Summary financial information
Consolidated income statement
For the year ended 31 December 2010

	€
	2010	2009
	€m	€m

Administrative expenses	(2)	(2)
Share of results of joint ventures	367	197

Operating profit	365	195
Finance income	14	22

Profit before tax	379	217
Taxation	(3)	2

Profit attributable to ordinary shareholders	376	219

Consolidated statement of comprehensive income
For the year ended 31 December 2010

	€
	2010	2009
	€m	€m

Profit attributable to ordinary shareholders	376	219
Share of joint ventures’ other comprehensive income for the year	71	42

Total comprehensive income for the year	447	261

Earnings per ordinary share
For the year ended 31 December 2010

	€
	2010	2009
	€	€

Basic earnings per share	€0.51	€0.32
Diluted earnings per share	€0.51	€0.31

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2010 Results 38
Reed Elsevier NV
Summary financial information
Consolidated statement of cash flows
For the year ended 31 December 2010

	€
	2010	2009
	€m	€m

Cash flows from operating activities
Cash used by operations	(1)	(2)
Interest received	14	24
Tax paid	(4)	(8)

Net cash from operating activities	9	14

Cash flows from investing activities
Dividends received from joint ventures	1,093	—
Increase in investment in joint ventures	(719)	(531)

Net cash from/(used in) investing activities	374	(531)

Cash flows from financing activities
Equity dividends paid	(281)	(260)
Proceeds on issue of ordinary shares	2	470
(Increase)/decrease in net funding balances due from joint ventures	(104)	298

Net cash (used in)/from financing activities	(383)	508

Movement in cash and cash equivalents	—	(9)

Consolidated statement of financial position
As at 31 December 2010

	€
	2010	2009
	€m	€m

Non-current assets
Investments in joint ventures	1,198	1,031
Current assets
Amounts due from joint ventures	2	2
Cash and cash equivalents	3	3

	5	5

Total assets	1,203	1,036

Current liabilities
Payables	11	10
Taxation	55	56

Total liabilities	66	66

Net assets	1,137	970

Capital and reserves
Share capital issued	54	53
Paid-in surplus	2,169	2,168
Shares held in treasury (including in joint ventures)	(433)	(434)
Translation reserve	(51)	(153)
Other reserves	(602)	(664)

Total equity	1,137	970

Approved by the Combined Board of Directors, 16 February 2011.

Reed Elsevier 2010 Results 39
Reed Elsevier NV
Summary financial information
Consolidated statement of changes in equity
For the year ended 31 December 2010

						€
	Share	Paid-in	Shares held	Translation	Other	Total
	capital	surplus	in treasury	reserve	reserves	equity
	€m	€m	€m	€m	€m	€m

Balance at 1 January 2010	53	2,168	(434)	(153)	(664)	970
Total comprehensive income for the year	—	—	—	98	349	447
Equity dividends paid	—	—	—	—	(281)	(281)
Issue of ordinary shares, net of expenses	1	1	—	—	—	2
Share of joint ventures’ settlement of share awards	—	—	5	—	(5)	—
Share of joint ventures’ decrease in share based remuneration reserve	—	—	—	—	(4)	(4)
Equalisation adjustments	—	—	—	—	3	3
Exchange translation differences	—	—	(4)	4	—	—

Balance at 31 December 2010	54	2,169	(433)	(51)	(602)	1,137

Balance at 1 January 2009	49	1,712	(477)	(138)	(655)	491
Total comprehensive income for the year	—	—	—	(25)	286	261
Equity dividends paid	—	—	—	—	(260)	(260)
Issue of ordinary shares, net of expenses	4	456	21	—	(11)	470
Share of joint ventures’ settlement of share awards	—	—	32	—	(34)	(2)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	10	10
Exchange translation differences	—	—	(10)	10	—	—

Balance at 31 December 2009	53	2,168	(434)	(153)	(664)	970

Reed Elsevier 2010 Results 40
Reed Elsevier NV
Summary financial information
Notes to the summary financial information
1 Basis of preparation
The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings.
The summary financial information, presented in condensed form, has been prepared on the basis of the group accounting policies of Reed Elsevier NV. The Reed Elsevier NV group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on pages 168 to 169 of the Reed Elsevier Annual Reports and Financial Statements 2009.
Amendments to IFRS3 — Business Combinations, the effects of which are described on page 25, became effective and were adopted accordingly in the period. Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.
The Combined Board of Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the year ended 31 December 2010.
2 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

	€
	Profit attributable to		Basic earnings
	ordinary shareholders		per share
	2010	2009	2010	2009
	€m	€m	€	€

Reported figures	376	219	€0.51	€0.32
Share of adjustments in joint ventures	199	331	€0.27	€0.47

Adjusted figures	575	550	€0.78	€0.79

3 Dividends
Dividends declared in the year

	€
	2010	2009	2010	2009
	€	€	€m	€m

Ordinary shares
Final for prior financial year	€0.293	€0.290	205	185
Interim for financial year	€0.109	€0.107	76	75

Total	€0.402	€0.397	281	260

R shares	—	—	—	—

The Directors of Reed Elsevier NV have proposed a final dividend per ordinary share of €0.303 (2009: €0.293). The cost of the final dividend, if approved by shareholders, is expected to be €212m. No liability has been recognised at the statement of financial position date. The Reed Elsevier NV final dividend as approved will be paid on 17 May 2011, with ex-dividend and record dates of 21 April 2011 and 27 April 2011 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

Reed Elsevier 2010 Results 41
Reed Elsevier NV
Summary financial information
3 Dividends continued
Dividends paid and proposed relating to the financial year

	€
	2010	2009
	€	€

Ordinary shares
Interim (paid)	€0.109	€0.107
Final (proposed)	€0.303	€0.293

Total	€0.412	€0.400

R shares	—	—

4 Share placing
In July 2009 the company placed 63.0m ordinary shares at €7.08 per share for proceeds, net of issue costs, of €441m. The number of ordinary shares issued represented 9.9% of the issued ordinary share capital prior to the placing. The company also issued 387,638 R shares to a subsidiary of Reed Elsevier PLC for total proceeds of €29m.
5 Share capital and treasury shares

	2010			2009
			Shares in	Shares in
			issue net of	issue net of
	Shares in	Treasury	treasury	treasury
	issue	shares	shares	shares
	millions	millions	millions	millions

Number of ordinary shares
At start of year	723.7	(32.2)	691.5	625.4
Issue of ordinary shares	0.2	—	0.2	63.1
Net release of shares by employee benefit trust	—	0.5	0.5	3.0

At end of year	723.9	(31.7)	692.2	691.5

Average number of equivalent ordinary shares during the year			734.5	693.9

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represent a 5.8% indirect interest in the company’s share capital.
6 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €4,591m at 31 December 2010 (31 December 2009: €4,913m).

Reed Elsevier 2010 Results 42
Additional information for
US investors
Summary financial information in US dollars
This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 8 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”), which would be different in some significant respects.
Combined income statement

	$
	2010	2009
	US$m	US$m

Revenue	9,385	9,531
Operating profit	1,690	1,236
Profit before tax	1,190	683
Net profit attributable to parent companies’ shareholders	995	614

Adjusted operating profit	2,410	2,465
Adjusted profit attributable to parent companies’ shareholders	1,524	1,542

Basic earnings per American Depositary Share (ADS)	US$	US$
Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.69	$1.08
Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.35	$0.90
Adjusted earnings per American Depositary Share (ADS)
Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$2.69	$2.88
Reed Elsevier NV (Each ADS comprises two ordinary shares)	$2.07	$2.21

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV shareholders’ 50% respective shares of the adjusted profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 4 to the combined financial information and in note 2 to the summary financial information of the respective parent companies.
Combined statement of cash flows

	$
	2010	2009
	US$m	US$m

Net cash from operating activities	2,097	1,870
Net cash used in investing activities	(510)	(493)
Net cash used in financing activities	(1,587)	(904)

Increase in cash and cash equivalents	—	473

Adjusted operating cash flow	2,354	2,446

Reed Elsevier 2010 Results 43
Additional information for
US investors
Combined statement of financial position

	$
	2010	2009
	US$m	US$m

Non-current assets	13,383	14,186
Current assets	4,023	4,167
Assets held for sale	—	8

Total assets	17,406	18,361

Current liabilities	6,079	6,259
Non-current liabilities	8,254	9,244
Liabilities associated with assets held for sale	—	8

Total liabilities	14,333	15,511

Net assets	3,073	2,850

Reed Elsevier 2010 Results 44
Investor information
Notes for Editors
Reed Elsevier is a world leading publisher and information provider and its principal operations are in North America and Europe. Its two parent companies — Reed Elsevier PLC and Reed Elsevier NV — are listed on the London and Amsterdam Stock Exchanges respectively, and also on the New York Stock Exchange. The returns to their respective shareholders are equalised in terms of dividend and capital rights. ‘Reed Elsevier’ and ‘the combined businesses’ comprise Reed Elsevier PLC and Reed Elsevier NV plus their two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV, and their respective subsidiaries and joint ventures.
The Reed Elsevier Annual Reports and Financial Statements 2010 will be available on the Reed Elsevier website at www.reedelsevier.com from 7 March 2011. Copies of the Financial Statements are expected to be posted to shareholders in Reed Elsevier PLC on 18 March 2011, and will be available to shareholders in Reed Elsevier NV on request. Copies of the 2010 Results Announcement are available to the public on the Reed Elsevier website and from the respective companies:

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